02019095

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 10549

RECEIVED MAR 1 2002

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE 8-43682

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AK CAPITAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
445 Park Avenue, 9th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kowalczyk — (212) 333-8634 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

SO 3/6/02

3/11/02 S.S.

OATH OR AFFIRMATION

I, ANDREW KOWALCZYK, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of AK CAPITAL, LLC as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

AK CAPITAL, LLC

Andrew Kowalczyk, Managing Member

Subscribed and sworn to
before me this 28th day of
February, 2002

Rick Silverberg
My Commission CC773198
Expires September 7, 2002

Notary Public
ID NYDC 563808456

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Consolidated statement of financial condition.
- [x] (c) Consolidated statement of income.
- [x] (d) Consolidated statement of cash flows.
- [x] (e) Consolidated statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [x] (f) Consolidated statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

SO 3/6/02 ✱✱

AK CAPITAL, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001

ASSETS

Marketable securities at market value	$5,880,236
Deposit with clearing broker	111,297
Receivables from clearing broker	110,134
Property and equipment, at cost, net of accumulated depreciation of $32,917	131,838
Deposits with joint venture	100,000
Receivable from joint venture	56,649
Security deposits	10,000
Other assets	38,251
TOTAL ASSETS	$6,438,405

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Cash overdraft	$ 27,867
Accrued expenses and other liabilities	88,969
Payable to clearing broker	5,341,487
Subordinated borrowings	340,000
Commitment	
Members' capital	640,082
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$6,438,405